X4 Pharmaceuticals, Inc.
61 North Beacon Street, 4th Floor
Boston, MA 02134
September 15, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Jessica Dickerson

Re:	X4 Pharmaceuticals, Inc.
Registration Statement on Form S-3 (File No. 333-290158)
Ladies and Gentlemen:
X4 Pharmaceuticals, Inc. hereby respectfully requests that, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the effectiveness of the above-referenced Registration Statement on Form S-3 be accelerated so that it will become effective on September 17, 2025, at 4:15 p.m., Eastern Time, or as soon as practicable thereafter, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time.
We request that we be notified of such effectiveness by a telephone call to Melanie E. Neary of Gibson, Dunn & Crutcher at (415) 393-8243.

Sincerely,

X4 PHARMACEUTICALS, INC.

By:	/s/ David Kirske
David Kirske
Chief Financial Officer and Treasurer

cc:	Adam R. Craig, M.D., Ph.D., X4 Pharmaceuticals, Inc. Natasha Thoren, X4 Pharmaceuticals, Inc. Melanie E. Neary, Dunn & Crutcher LLP